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                                                                     Exhibit 5.1


                                  (LETTERHEAD)






December 14, 1998


Aetna Inc.
151 Farmington Avenue
Hartford, CT  06156

Dear Ladies and Gentlemen:

I have acted as counsel to Aetna Inc., a Connecticut corporation (the "Company"), in connection with a Registration Statement on Form S-8 ("the Registration Statement"), to be filed by the Company with the Securities and Exchange Commission. The Registration Statement relates to shares (the "Common Shares") of the Company's Common Stock, par value $.01 per share (the "Common Stock"), to be issued pursuant to the Aetna Inc. 1998 Stock Incentive Plan (the "Plan"), preferred stock purchase rights (the "Rights") to be issued with the Common Shares pursuant to a Rights Agreement dated as of July 19, 1996 (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent, and such presently indeterminate number of shares of Common Stock which may be offered and issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

I have examined or caused to be examined originals, or copies of such corporate records, certificates and other documents, and have considered such questions of law, as I have deemed necessary or appropriate for the purposes of this opinion. For purposes of this opinion I have assumed that the Board of Directors of the Company, after fully informing itself with respect to the Rights Agreement and the Rights and after giving due consideration to all relevant matters, determined that the execution and delivery of the Rights Agreement and the issuance of the Rights thereunder would be in the best interests of the Company and its shareholders, that such action by the Board of Directors was not contrary to its fiduciary obligations and that the Rights Agreement was duly authorized, executed and delivered by the Rights Agent. The opinion set forth below with respect to the Rights is limited to the authorization of the Rights Agreement by the Board and the issue of Rights pursuant to the Rights Agreement, and does not extend to any subsequent action or inaction by the Board with respect to the Rights Agreement, including any decision relating to redemption of the Rights or amendment of the Rights Agreement, which would need to be evaluated in light of all relevant facts, circumstances and legal precedents applicable at that time.

With respect to the Rights, the Connecticut Business Corporation Act (the "Act") provides a board of directors with broad authority to issue or grant rights or options entitling the holders thereof to purchase from the corporation authorized shares on such terms and at such times as the board of directors may determine. Section 33-666(c) of the Act provides that shares are not of the same class unless they are identical except as to specified variations among different series in the class.

A number of courts construing similar provisions of the corporation laws of states other than Connecticut have upheld the issuance of rights substantially similar to the Rights. On the other hand, a number of courts construing similar provisions of the corporation laws of other states have invalidated rights similar to the Rights on the basis that the provisions pursuant to which rights held by certain persons could become void violated the requirements that shares of the same class and series be identical. Courts sustaining the issuance of rights have distinguished between discrimination among shares and discrimination among shareholders, and determined that the relevant statutory authority does not prohibit the latter form of discrimination. The Act requires in effect that all shares of the same class be identical, with specified exceptions. However, the Act does not say whether this requirement applies to provisions of rights that have been issued in respect of shares of a particular class or to shareholders or holders of rights who take specified actions resulting in those rights become void. Although there is no published judicial decision interpreting Section 33-666 or other provisions of the Act in the context of the issuance of rights similar to the Rights, the official commentary to section 33-666 specifically states that section 33-666(c) is not intended to affect the validity or enforceability of shareholder rights plan or similar plans. This would be persuasive to a court faced with a case questioning the validity of the Rights.

Based upon and subject to the foregoing, I am of the opinion that:

1. the Common Shares, when issued in accordance with the terms of the Plan, will be validly issued, fully paid and non-assessable; and
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2. although there is no Connecticut case law or express statutory provision dispositive of the issue and the matter thus is not entirely free from doubt, the Rights, when issued in accordance with the terms of the Plan and the Rights Agreement, will be validly issued.

I am admitted to the Bar of the State of Connecticut. The foregoing opinion is limited to the federal laws of the United States and the laws of the State of Connecticut.

In my examination or the examination which I caused to be made, the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies and the authenticity of the originals of such latter documents were assumed. As to any facts material to the opinions expressed herein which were not independently established or verified, I have relied upon oral or written statements and representations of officers and other representatives of the Company and others.

I hereby consent to the inclusion of this opinion as an exhibit to the Registration Statement. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Judith H. Jones
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    Judith H. Jones
    Counsel, Aetna Inc.